Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2015 and 2014

(Expressed in Canadian Dollars)

INDEX

Page
Independent Auditor’s Report of Registered Public Accounting Firm	3-4
Consolidated Statements of Financial Position	5
Consolidated Statements of Operations and Comprehensive Loss	6
Consolidated Statements of Changes in Equity	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9 - 18

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
LiveReel Media Corporation:

We have audited the accompanying consolidated balance sheets of LiveReel Media Corporation (the “Company”) which comprise the consolidated statements of financial position as at June 30, 2015 and 2014, the consolidated statements of operations and comprehensive loss, changes in statements of equity and cash flows for the years ended June 30, 2015 and 2014, and a summary of accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of LiveReel Media Corporation as of June 30, 2015 and 2014, and its financial performance and its cash flows for the years ended June 30, 2015 and 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $106,368 during the year ended June 30, 2015 and as of that date had an accumulated deficit of $8,706,215.  These conditions, along with other matters as set forth in Note 1 raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/SCHWARTZ LEVITSKY FELDMAN LLP

Toronto, Ontario	Chartered Accountants
October 28, 2015	Licensed Public Accountants

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	June 30, 2015	June 30, 2014
ASSETS
Current assets
Cash	$-	$1,250
HST receivable	963	-
Total assets	$963	$1,250

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 6)	$54,343	$36,696
Due to related parties (note 7)	36,332	89,159
Short-term loans payable (note 8)	-	233,386
Related party notes payable (note 9)	374,647	-
Total liabilities	465,322	359,241

Going concern (note 1)
Related party transactions (note 11)
Income taxes (note 12)
SHAREHOLDERS’ DEFICIENCY
Capital stock (note 10)	7,880,660	7,880,660
Contributed surplus	361,196	361,196
Accumulated deficit	(8,706,215)	(8,599,847)
Total shareholders’ deficiency	(464,359)	(357,991)
Total liabilities and shareholders’ deficiency	$963	$1,250

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“J. Graham Simmonds”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years Ended June 30, 2015 and June 30, 2014
(Expressed in Canadian Dollars)
	2015	2014

Revenue	$-	$-
Expenses
Legal and professional fees	89,191	42,206
Shareholders information	44,734	41,615
Office and general	12,764	17,802
Financing costs	30,424	24,197
Gain on settlement of related party advances (note 11b)	(70,745)	-

Net loss and comprehensive loss	$106,368	$125,820
Net loss per share – basic and diluted	$(0.005)	$(0.005)
Weighted average number of shares outstanding	23,521,744	23,521,744

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)
	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Deficiency
Balance, July 1, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,474,027)	$(232,171)
Change in equity component of debt	-	-	13,497	(13,497)	-	-
Net loss for the year	-	-	-	-	(125,820)	(125,820)
Balance, June 30, 2014	23,521,744	$7,880,660	$361,196	$-	$(8,599,847)	$(357,991)
Net loss for the year	-	-	-	-	(106,368)	(106,368)
Balance, June 30, 2015	23,521,744	$7,880,660	$361,196	$-	$(8,706,215)	$(464,359)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Cash Flows
Years Ended June 30, 2015 and June 30, 2014
(Expressed in Canadian Dollars)
	2015	2014
OPERATING ACTIVITIES
Net loss for the year	$(106,368)	$(125,820)
Adjustment for non-cash items:
Accrued interest	30,424	24,197
Gain on settlement of related party advances (note 11b)	(70,745)	-
Changes in working capital items:
HST receivable	(963)	-
Other assets	-	4,039
Accounts payable and accrued liabilities	17,647	9,655
Due to related parties	7,346	-
Cash used in operating activities	(122,659)	(87,929)

FINANCING ACTIVITIES
Advances from related parties	121,409	89,159
Proceeds from financing activities	121,409	89,159
Increase (decrease) in cash during the period	(1,250)	1,230
Cash, beginning of period	1,250	20
Cash, end of period	$-	$1,250

Supplemental Information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-
Non cash activities:
Issuance of related party notes payable	$374,647	$-
Settlement of short term loans payable	$233,386	-

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

1.  NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company”) is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.  The Company’s registered office is 70 York Street, Suite 1610, Toronto, ON, M5J 1S9.

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has experienced operating losses and cash outflows from operations since incorporation, and suffers from a negative working capital. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances. These conditions indicate that there could be substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

There is doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $106,368 during the year and has a working capital deficiency of $464,359 and an accumulated deficit of $8,706,215 as at June 30, 2015. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company continues to receive funding from its shareholders and related parties to assist with the Company’s working capital requirements.  These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its shareholders and other related parties for continued financial support if necessary.
2.  BASIS OF PREPARATION

(a)  Statement of Compliance

These annual consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”).

These consolidated financial statements were authorized for issue by the Board of Directors on October 28, 2015.

(b)  Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis.  Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these annual consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

Certain amounts in the comparative periods have been reclassified for presentations purposes. These reclassifications have no effect on the Company’s previously reported results of operations and financial position.

(c)  Functional and Presentation Currency

These consolidated financial statements have been presented in Canadian dollars, which is the Company’s functional and presentation currency.

(d)  Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments and income tax assets.

3.  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these annual consolidated financial statements are described below.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

Financial Instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss which are initially measured at fair value.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

Financial assets are classified into the following categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”), ‘held-to-maturity investments’, ‘available-for-sale’ financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

The Company’s financial assets consist of the following:

Financial asset:	Classification:
Cash	FVTPL
HST receivable	Loans and receivables

Financial liabilities:

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial liabilities consist of the following:

Financial liability:	Classification:
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities
Short-term loans payable	Other financial liabilities
Related party notes payable	Other financial liabilities

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account. When an amounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Loss Per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Equity

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

Adoption of New Accounting Standards

As required under the IASB, effective July 1, 2014 the Company adopted the amendments to IAS 32, Financial Instruments: Presentation, IAS 36, Impairment of Assets, and IAS 39 Financial Instruments: Recognition and Measurement. The adoption of these amendments did not have an impact on the Company's results of operations, financial position and disclosures.

New Standards Not Yet Adopted

On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

4.  CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

5.  FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:                  quoted prices in active markets for identical assets or liabilities;
Level 2:                  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3:                  inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash, HST receivable, accounts payable and other accrued liabilities, due to related parties, short-term loans payable and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2015.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At June 30, 2015, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $464,359 (June 30, 2014 - $357,991) working capital deficit. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

(ii) Foreign Currency Risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars, therefore, the Company is not exposed to any significant foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Sensitivity Analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible”. The interest rates on all of the Company’s existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt. The Company does not have any financial instrument balances denominated in foreign currencies to give rise to exposure to foreign exchange risk.

6.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following:

	June 30, 2015	June 30, 2014
Accounts payable	$5,848	$1,696
Accrued liabilities	48,495	35,000
Total	$54,343	$36,696

7. DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	June 30, 2015	June 30, 2014
Advances from related parties	$-	$89,159
Amounts owing to entities related by virtue of common officers	22,346	-
Interest accrued on related party notes payable	13,986	-
	$36,332	$89,159

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

8.     SHORT-TERM LOANS PAYABLE

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis.

During the years ended June 30, 2015 and 2014, the Company accrued interest expenses of $16,438 and $24,197, respectively, on these loans.

On March 10, 2015, the short-term loans payable of $200,000 and accrued interest of $49,825 (collectively the “Short-Term Loans Payable”) owing to Difference were fully settled in a transaction by entities related to the Company, see note 9.

9.  RELATED PARTY NOTES PAYABLE

On March 10, 2015, the Short-Term Loans Payable in the amount of $249,825 (see note 8) and other related party advances in the amount of $124,822 (see note 11), were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the years ended June 30, 2015 and 2014, the Company accrued interest expense of $13,986 and nil, respectively, on the Notes Payable. The interest payable has been included in amounts due to related parties, see note 7.

10.  CAPITAL STOCK

a)  Authorized:  Unlimited number of common shares

b)  Issued:

	June 30, 2015		June 30, 2014
	Common Shares	Amount	Common Shares	Amount
Beginning of year	23,521,744	$7,880,660	23,521,744	$7,880,660
Issued	-	-	-	-
End of year	23,521,744	$7,880,660	23,521,744	$7,880,660

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

11.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2015 and 2014 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)	During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159) in advances from Difference, its former shareholder, for working capital purposes.

b)	During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable, see note 9.

c)	During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014 - $24,197) on loans due to related parties, see notes 8 and 9.

d)
During the year ended June 30, 2015, the Company expensed $11,500 (2014 - nil) in fees payable to a related entity for accounting and consulting services, $5,000 of this amount has been included in accrued liabilities.

e)	During the year ended June 30, 2015, the Company received $15,000 (2014 – nil) in advances from related entities, for working capital purposes.

12.  INCOME TAXES

Current Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2015	June 30, 2014
Combined Canadian statutory income tax rates	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(28,134)	$(33,342)
Increase (decrease) in taxes resulting from:
Temporary difference	-	(1,265)
Forgiveness of debt	(18,750)	-
Benefit of tax losses not recognized	46,884	34,607
Provision for income taxes	$-	$-

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

Deferred Income Taxes

Net deferred income tax balances are summarized as follows:

	June 30, 2015	June 30, 2014
Amounts related to tax loss carry forwards	$977,564	$989,510

Share issuance costs	-	2,531
Deferred tax assets not recognized	(977,564)	(992,041)
	$-	$-

No deferred tax asset has been recognized in respect of the above because the amount of future taxable profit that will be available to realize such assets is not probable.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

Non-capital Losses

The Company has non-capital tax losses available for carry-forward of approximately $3,689,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in these consolidated financial statements.

2016	377,000
2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	25,000
2034	131,000
2035	177,000
$3,689,000

13.  SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.